UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10027020

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

SEC FILE NUMBER
8- 32743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vestor Capital Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 S. Riverside Plaza, Suite 1400
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian C. Baker (312) 641-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 W. Jackson Blvd., Suite 404 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
3/6

OATH OR AFFIRMATION

I, Brian C. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vestor Capital Securities Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 23rd day of February, 2010.

Signature

President
Title

Notary Public

OFFICIAL SEAL
JANICE COPE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6/14/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Vestor Capital Securities Corporation
Chicago, Illinois 60606

We have audited the accompanying statement of financial condition of Vestor Capital Securities Corporation as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Vestor Capital Securities Corporation as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountant

Chicago, Illinois
February 23, 2010

VESTOR CAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

Cash	$ 448,664
Deposits with broker	26,726
Other assets	922
Total assets	$ 476,312

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 8,258
Stockholder's Equity		
Common stock, voting no par value; authorized 1,000 shares; issued and outstanding 750 shares	$ 75,000	
Paid-in capital	49,511	
Retained earnings	343,543	
Total stockholder's equity		468,054
Total liabilities and stockholder's equity		$ 476,312

The accompanying notes to the financial statements are an integral part of this statement.

VESTOR CAPITAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Organization

Description of the Company

Vestor Capital Securities Corporation (Vestor Securities) was incorporated in the State of Illinois on May 31, 2005. Vestor Securities is a wholly owned subsidiary of Vestor Capital Corporation (Vestor Capital) the parent Company. Vestor Capital has operated a broker/dealer and investment advisor since its formation in 1984.

Vestor Securities was created to operate as the broker-dealer successor to Vestor Capital which was effected by filing a "successor by amendment" as permitted under the Securities Exchange Act of 1934. Effective July 8, 2005, in connection with the reorganization, Vestor Securities acquired substantially all of the assets and liabilities of Vestor Capital's broker-dealer operations.

Basis of Presentation

The accompanying financial statements are presented on a non-consolidated basis and represent the financial records of Vestor Securities only.

Summary of Significant Accounting Policies

Vestor Securities is a registered securities broker/dealer. Customer accounts are carried with Pershing, LLC on a fully disclosed basis pursuant to an agreement with Vestor Securities.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Commission income is earned and recorded on the settlement date of the transaction.

For purposes of the statement of cash flows, the Company considers all cash on hand, amounts due from banks and short-term investments to be cash equivalents.

The Company has elected S Corporation status for federal income tax purposes as a qualified Subchapter S subsidiary. Income taxes are therefore the responsibility of the Company's shareholders. Therefore, no provision for or benefits from income taxes have been included in these financial statements.

Deposits with Broker

The Company introduces customer transactions for clearance by another broker-dealer on a fully disclosed basis. The Company is required to maintain a deposit with its clearing broker.

Deposits with Broker (continued)

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred in 2009.

Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $50,000 or 6 2/3% of the "aggregate indebtedness", as these terms are defined. Net capital changes from day to day, but at December 31, 2009, the Company had net capital and net capital requirements of $467,132 and $50,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

Related Party Transactions

Vestor Securities is obligated for payments to registered personnel along with various other direct expenses.

Vestor Securities has entered into an expense sharing agreement with Vestor Capital, the Parent whereby Vestor Capital has agreed to pay reasonably agreed upon overhead and operating expenses and liabilities of Vestor Securities.

During the year ended December 31, 2009, Vestor Capital paid the following amounts on behalf of Vestor Securities and Vestor Securities reimbursed these amounts to Vestor Capital:

Officers Salaries	$ 42,000
Staff Salaries	113,500
Telephone	39,200
Stationery	7,600
Rent	27,375
Equipment and leasehold repairs	1,550
Quotation services	2,875
Professional fees	6,300
Insurance	28,000
Depreciation/equipment usage	10,425
Other expenses	19,175
Total	$ 298,000

Subsequent Events

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, the company management has evaluated subsequent events through February 23, 2010 the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

VESTOR CAPITAL SECURITIES CORPORATION

SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2009

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Board of Directors
Vestor Capital Securities Corporation
10 South Riverside Plaza; Suite 1400
Chicago, IL 60606

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Vestor Capital Securities Corporation (the Company) and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants (AICPA). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences other than as noted on schedule;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [if applicable].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bradford R. Dooley & Associates

Chicago, Illinois
February 23, 2010

VESTOR CAPITAL SECURITIES CORPORATION
10 SOUTH RIVERSIDE PLAZA
SUITE 1400
CHICAGO, IL 60606

SCHEDULE OF SIPC ASSESSMENT & PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

Date Paid	Description	SIPC Assessment	Interest	Total Paid
March 4, 2009	Minimum Payment	$ 150.00	$ 2.00	$ 152.00
July 30, 2009 **	SIPC 6 from 4/01/09 - 6/30/09	156.58	-	156.58
February 22, 2010	SIPC 7T from 4/01/09 - 12/31/09	588.42	-	588.42
	Total Payments	$ 895.00	$ 2.00	$ 897.00
	Total Required Per SIPC 7T (4/01/09 through 12/31/09)	$ 895.00		

** Entered in cash disbursements on August 1, 2009